Exhibit 12.1

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,					Six Months Ended June 30,
	2011	2010	2009	2008	2007	2012	2011
Earnings before fixed charges:
Income (loss) before income taxes	$36	$72	$(77)	$(1,343)	$(992)	$102	$100
Plus: Fixed charges	576	510	408	464	556	382	270

Earnings available to cover fixed charges	$612	$582	$331	$(879)	$(436)	$484	$370

Fixed charges(a):
Interest, including amortization of deferred financing costs	$506	$445	$343	$402	$497	$341	$236
Interest portion of rental payment	70	65	65	62	59	41	34

Total fixed charges	$576	$510	$408	$464	$556	$382	$270

Ratio of earnings to fixed charges (b)	1.06x	1.14x	—	—	—	1.3x	1.4x

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Does not include early extinguishment of debt expense of $52 million in the year ended December 31, 2010 and $50 million in the six months ended June 30, 2012. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,					Six Months Ended June 30,
	2011	2010	2009	2008	2007	2012	2011
Related to debt under vehicle programs	$279	$215	$186	$266	$356	$156	$135
All other	227	230	157	136	141	185	101

	$506	$445	$343	$402	$497	$341	$236

(b)	Earnings were not sufficient to cover fixed charges in 2009, 2008 and 2007 by $77 million, $1,343 million and $992 million, respectively.